# GEOLOGISTS CERTIFICATE

I, Joe Campbell, P. Geo., of 10 Barrhaven Crescent, Ottawa, Ontario Columbia, hereby certify that:

1. I am currently a consulting geologist with GeoVector Management Inc., 10 Green Street Suite 312 Ottawa, Ontario, Canada K2J 3Z6

2. I am a graduate of Acadia University having obtained the degree of Bachelor of Science – Honours in Geology in 1980.

3. I have been employed as a geologist continuously since April of 1980. Since 1980 I have worked on, and been project manager, for advanced exploration programs for resource and reserve definition and reporting, economic scoping, pre-feasibility and feasibility studies as study manager, and mine development and mine operations as chief geologist. I have extensive experience in gold and silver (epithermal and mesothermal), copper, zinc, nickel (sulphide and laterite) and uranium deposits. I have performed resource and reserve estimating in all these commodities. have been employed continuously as a geologist since September of 1980.

4. I am a member of the Association of Professional Geologists of Ontario and use the title of Professional Geologist (P.Geo.).

5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation of my professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6. I have read the definition of "Independence" set out in National Instrument 43-101 (NI 43-101) and certify that I fulfill the requirements of "Independence" for the purposes of NI 43-101.

7. I have had no prior involvement with the property and I have not visited the site that is the subject of this Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am responsible for Section 17 "Mineral Resource Estimates" of the technical report titled "2010 TECHNICAL REPORT ON THE ROCK AND ROLL PROPERTY" dated February 23rd, 2011.

10. I have read the instrument and Form 43-101F, and the Technical Report has been prepared in compliance with the instrument and form.

11. I consent to the filing of the Technical Report with and stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report

12. Dated at Ottawa, Ontario, 1st day of March, 2011.

Joe Campbell, P.Geo

PROFESSIONAL GEOSCIENTIST
JOSEPH W. CAMPBELL
PRACTISING MEMBER
0135
ONTARIO